82-2142

invensys

BTRsec/RLS Admin/Letters/2003/00139

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

03032968

14 October 2003

SUPPL

RECEIVED OCT 27 2003 181

PROCESSED NOV 06 2003 THOMSON FINANCIAL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a trading update released by Invensys Plc.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. S. Ahmad
Mr. M. Downing

10/30

"emailalert@hemscott.co.uk" <emailalert
14/10/2003 07:18

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Trading Update

This Email News Alert service is brought to you by Invensys

RNS Number:8522Q
Invensys PLC
14 October 2003

news release
14 October 2003

Trading Update

Invensys today confirms that first half trading for the Group as a whole was in line with expectations.

Sales in Production Management were slightly ahead of the same period last year.
Operating profit was at the lower end of expectations, primarily due to the costs of our continuing investment in growth initiatives, the slower than targeted improvements in productivity and the £5m impact of resolving a number of legacy issues. Order levels are currently stable.

Sales in Rail Systems were ahead of the same period last year, and operating profit was at the higher end of expectations. Trading in the Development Division was in line with expectations and corporate costs were reduced as planned.

The company made a satisfactory start to its disposal programme, with the completed sales of Baan and Teccor, which last year recorded operating losses.
The process for the sale of other businesses, and the management of the Group's liabilities, is proceeding to timetable.

Chief Executive of Invensys, Rick Haythornthwaite, said:

"Invensys is in a period of significant transition, as we narrow our focus and work to reduce our liabilities. There remains much to be done to achieve our goal of building a stronger Invensys, both operationally and in terms of our balance sheet."

The company will announce its Interim Results on 13 November 2003.

Contact:

Invensys plc
Victoria Scarth / Duncan Bonfield / Mike Davies +44 (0) 20 7821 3529

Brunswick
Nick Claydon / Sophie Fitton / Ben Brewerton +44 (0) 20 7404 5959

Safe Harbor

The information communicated in this documentation with respect to the Invensys
financial outlook is forward looking and subject to risks and uncertainties. For
this statement Invensys claims the protection of the safe harbor for forward-looking statements contained in the US Private Securities Litigation
Reform Act of 1995.

END

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